EXHIBIT 21

LIST OF SUBSIDIARIES OF FULL HOUSE RESORTS, INC.

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION
Manuelito LLC	Nevada

Full House Subsidiary, Inc.	Delaware

Full House Subsidiary of Nevada, Inc.	Nevada

Gaming Entertainment (Delaware), LLC*	Delaware

Gaming Entertainment (Michigan), LLC*	Delaware

Gaming Entertainment (California), LLC*	Delaware

Gaming Entertainment (Santa Fe) LLC	Nevada

Gaming Entertainment (New Mexico) LLC	Nevada

Gaming Entertainment (Oklahoma) LLC	Nevada

Gaming Entertainment (Montana) LLC	Nevada

*	50% owned